Exhibit (k)(4)

FORM OF AMENDED AND RESTATED EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

SEG Partners Long/Short Equity Fund

This AMENDED AND RESTATED EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT (this “Agreement”) made as of the [   ] day of [   ], 2026 by and between SEG Partners Long/Short Equity Fund, a Delaware statutory trust (the “Fund”), and Select Equity Group, L.P., an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended (the “Adviser”).

WITNESSETH:

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a non-diversified, closed-end management investment company;

WHEREAS, the Adviser acts as investment adviser to the Fund pursuant to an Investment Management Agreement with the Fund dated as of March 13, 2025 (the “Investment Management Agreement”), pursuant to which it is paid an investment management fee (the “Investment Management Fee”);

WHEREAS, the Fund and the Adviser entered into an expense limitation and reimbursement agreement dated as of the 13th day of March, 2025 (the “Original Agreement”);

WHEREAS, the Fund and the Adviser desire to amend and restate the Original Agreement in its entirety;

NOW, THEREFORE, in consideration of the Fund engaging the Adviser pursuant to the Investment Management Agreement and other good and valuable consideration, the parties to this Agreement agree as follows:

1.	Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund’s Prospectus as currently in effect.

2.	The Adviser agrees to limit the amount of Specified Expenses (as defined below) borne by the Fund in respect of Class I Shares, Class A Shares and Class B Shares to an amount not to exceed 0.65% per annum of the Fund’s net assets attributable to such Class (the “Expense Cap”). Specified Expenses means all expenses incurred by the Fund, except for: (i) the Investment Management Fee; (ii) the incentive fee paid to the Adviser; (iii) any distribution or servicing fee; (iv) brokerage costs; (v) certain transaction-related expenses, including those incurred in connection with effecting short sales; (vi) interest payments; (vii) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund; (viii) taxes; and (ix) extraordinary expenses. To the extent that Specified Expenses for a month exceed the Expense Cap, the Adviser will reimburse the Fund for expenses to the extent necessary to eliminate such excess (the “Expense Cap Payment”).

3.	Unless sooner terminated by the Board of Trustees of the Fund (the “Trustees”) as provided in Paragraph 4 of this Agreement, this Agreement will have a term ending April 1, 2028. This Agreement will automatically renew for consecutive one-year terms thereafter, unless sooner terminated by the Fund or the Adviser.

4.	This Agreement may be terminated at any time, and without payment of any penalty, by the Trustees, on behalf of the Fund, upon thirty (30) days’ written notice to the Adviser. The Adviser may terminate this Agreement, without payment of any penalty, upon thirty (30) days’ written notice to the Fund, except that this Agreement may not be terminated by the Adviser without the consent of the Trustees other than as of the end of the current term.

5.	To the extent that the Adviser bears Specified Expenses, it is permitted to receive reimbursement for any expense amounts previously paid or borne by the Adviser, for a period not to exceed three (3) years from the date on which such expenses were paid or borne by the Adviser, even if such reimbursement occurs after the term of this Agreement, pursuant to paragraph 6, provided that the Specified Expenses have fallen to a level below the Expense Cap and the reimbursement amount does not raise the level of Specified Expenses in the month the reimbursement is being made to a level that exceeds the Expense Cap.

6.	If this Agreement is terminated by the Fund, the Fund agrees to repay to the Adviser any amounts payable pursuant to paragraph 5 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to the Adviser not later than (3) three years from the date on which an Expense Cap Payment was made by the Adviser (regardless of the date of termination of this Agreement), so long as such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed either: (1) the Expense Cap in place at the time such amounts were waived by the Adviser; or (2) the Fund’s current Expense Cap. If this Agreement is terminated by the Adviser, the Fund agrees to repay to the Adviser any amounts payable pursuant to paragraph 5 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to the Adviser not later than thirty (30) days after the termination of this Agreement, so long as such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed either: (1) the Expense Cap in place at the time such amounts were waived by the Adviser; or (2) the Fund’s current Expense Cap.

7.	This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the 1940 Act. To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the 1940 Act, the applicable provisions of the 1940 Act will control.

8.	This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

SEG PARTNERS LONG/SHORT EQUITY FUND

By:	Tracy Thomas
Title:	Secretary

Select Equity Group, l.p.

By:	David D. Conover
Title:	Chief Financial Officer